                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 8)*



                           priceline.com Incorporated
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                                (Name of Issuer)

                     common stock, par value $.008 per share
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                         (Title of Class of Securities)

                                    741503106
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                                 (CUSIP Number)

                            Robert S. Harkey, Esquire
                     Senior Vice President - General Counsel
                              Delta Air Lines, Inc.
                    Hartsfield Atlanta International Airport
                             Atlanta, Georgia 30320
                                 (404) 715-2387
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 29, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 5 pages)
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                                  SCHEDULE 13D

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 CUSIP NO.   741503106                                                     Page 2 of 5 Pages

----------------------------------------------                            -------------------------------------
---------------------------------------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Delta Air Lines, Inc.
---------------------------------------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [ ]
                                                                                                      (b) [ ]



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 3      SEC USE ONLY


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 4      SOURCE OF FUNDS*

        00

---------------------------------------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                                                [ ]


---------------------------------------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
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                         7    SOLE VOTING POWER

     NUMBER OF                13,529,724
       SHARES           ---------------------------------------------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER
      OWNED BY
        EACH                  0
     REPORTING          ---------------------------------------------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER

        WITH
                              13,529,724
                        ---------------------------------------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              0
---------------------------------------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        13,529,724
---------------------------------------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            [ ]


---------------------------------------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.68%
---------------------------------------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*

        CO
---------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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 CUSIP NO. 741503106                             Page 3 of 5 Pages

-------------------------------                 --------------------------------

ITEM 1          SECURITY AND ISSUER

                This Amendment No. 8 to Schedule 13D relating to the common stock of priceline.com Incorporated, a Delaware corporation ("priceline"), is being filed on behalf of Delta Air Lines, Inc., a Delaware corporation ("Delta"), to amend the Schedule 13D which was originally filed with the Securities and Exchange Commission on October 20, 2000 and which was amended on November 14, 2000, February 6, 2001, May 24, 2001, June 8, 2001, June 13, 2001,
June 29, 2001 and August 8, 2001 (as amended, the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meanings set forth in the Schedule 13D.


ITEM 3          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                Item 3 is hereby amended by adding the following information:

                On January 29, 2002, Delta partially exercised the 2001 Warrant and acquired 4,000,000 shares of priceline common stock by surrendering to priceline 11,875 shares of Series B Preferred Stock.

                On February 6, 2002, priceline will pay to Delta a dividend (the "February 2002 Series B Dividend") of 454,308 shares of priceline common stock on the shares of Series B Preferred Stock held by Delta.


ITEM 5          INTEREST IN SECURITIES OF PRICELINE

                Item 5 is hereby amended by adding the following information:

                Between August 8, 2001 and January 30, 2002, Delta sold 2,983,274 shares of priceline common stock in transactions on the Nasdaq National Market for an aggregate sales price of approximately $19,489,893.75 (the "Open Market Sales"). The Open Market Sales are summarized as follows: (a) Delta sold 190,000 shares on August 8, 2001 at an average price per share of $8.77, (b) Delta sold 100,000 shares on August 13, 2001 at an average price per share of $8.25, (c) Delta sold 150,000 shares on August 14, 2001 at an average price per share of $8.28, (d) Delta sold 60,000 shares on August 15, 2001 at an average price per share of $8.06, (e) Delta sold 1,000,000 shares on December 18, 2001 at an average price per share of $6.07, (f) Delta sold 95,000 shares on December 19, 2001 at an average price per share of $6.11, (g) Delta sold 500,000 shares on January 28, 2002 at an average price per share of $6.20, (h) Delta sold 696,728 shares on January 29, 2002 at an average price per share of $6.25 and (i) Delta sold 191,546 shares on January 30, 2002 at an average price per share of $6.10.

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 CUSIP NO. 741503106                             Page 4 of 5 Pages

-------------------------------                 --------------------------------

                As a result of the Open Market Sales and the February 2002 Series B Dividend, Delta is the beneficial owner of 13,529,724 shares of priceline common stock. The shares beneficially owned by Delta represent approximately 5.68% (assuming the exercise of Delta's right to purchase all 4,675,000 shares of priceline common stock pursuant to the Amended 1999 Warrant and the exercise of Delta's right to purchase the remaining 4,537,199 shares of priceline common stock pursuant to the 2001 Warrant) of the shares of priceline common stock outstanding on November 12, 2001, as set forth in priceline's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001. The number of shares of priceline common stock beneficially owned by Delta and the number of shares of priceline common stock assumed to be outstanding have been adjusted pursuant to Rule 13d-1(j) and Rule 13d-3(d)(1).

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 CUSIP NO. 741503106                             Page 5 of 5 Pages

-------------------------------                 --------------------------------

                                    SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: January 31, 2002                        Delta Air Lines, Inc.


                                               By:  /s/ M. Michele Burns
                                                    ----------------------------
                                                    M. Michele Burns
                                                    Executive Vice President and
                                                    Chief Financial Officer